Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-203607
October 6, 2016

OVERSTOCK.COM, INC.

Overstock.com, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 (File No. 333-203607) (the “Registration Statement”), which became effective on December 9, 2015.

On October 6, 2016 the Company’s majority-owned subsidiary t0 issued the following press release.  Statements in the article about what the Company or any of its subsidiaries will or may do are all subject to and qualified by any description of any such matters the Company may provide in a final prospectus, including a prospectus supplement, and the Company disavows any such statements to the extent they are inconsistent with the information in the Registration Statement, the information in any of the Company’s filings under the Securities Exchange Act of 1934, as amended, or the information in any prospectus supplement the Company may file with the SEC relating to the Registration Statement.  Any offer the Company may ultimately make will be made only by a final prospectus, including a prospectus supplement.

t0 licenses platform to Electronic Transaction Clearing, Inc.

ETC to provide custodial services in historic issuance of blockchain securities

Salt Lake City — October 6, 2016 — Electronic Transaction Clearing, Inc. (ETC) has integrated with t0’s platform and will act as custodian of shares in a forthcoming blockchain preferred share offering from Overstock.com.

“This is another piece of a puzzle we are assembling as we create the world’s first blockchain-based securities trading platform,” said Joe Cammarata, electronic trading veteran and newly-appointed President of t0. “ETC is as eager as we are to be a part of the historic moment when the world’s first digital security is issued using distributed ledger technology.”

Under the agreement, ETC will provide custodian services to securities broker-dealer Keystone Capital Corporation, which has licensed t0’s blockchain-based trading technology.

“We at ETC are excited to be a part of this new and ground-breaking endeavor.  This venture with t0 is a natural partnering for ETC in that it falls in line with ETC’s core values and commitment to utilizing cutting-edge technology to continuously explore efficiencies in the securities markets,” said Harvey Cloyd, CEO of ETC’s parent, ETC Global Group. “ETC’s nimble clearing ecosystem and efficient transaction processing make it a perfect vehicle for serving as the first clearing firm to transact in these securities.”

Medici, Inc., parent of t0, is Overstock.com’s (NASDAQ: OSTK) majority-owned financial technology subsidiary, focusing on applying blockchain technology to solving important financial transaction problems, particularly in the area of securities settlement. Overstock.com made financial history in June of 2015 as the first public company to issue a private security using blockchain technology. In December of 2015, the SEC declared parent company Overstock.com’s S-3 filing effective, giving Overstock.com the ability to issue blockchain shares in a public offering.

The securities described above will be offered by Overstock pursuant to a shelf registration statement on Form S-3, as amended, previously filed with and declared effective by the United States Securities and Exchange Commission (SEC). A prospectus supplement related to the offering will be filed with the SEC.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About t0.com

t0 (pronounced tee-zero) is a majority owned subsidiary of Overstock.com, focusing on the development and commercialization of financial technology (FinTech) based on cryptographically-secured, decentralized ledgers — more commonly known as blockchain technologies. Since its inception in October of 2014, t0.com has pioneered the effort to bring greater efficiency and transparency to capital markets through the integration of blockchain technology. More information is available at t0.com.

About Overstock.com

Overstock.com, Inc. (NASDAQ:OSTK) is an online retailer based in Salt Lake City, Utah that sells a broad range of products at low prices, including furniture, rugs, bedding, electronics, clothing, and jewelry. Worldstock.com is dedicated to selling artisan-crafted products from around the world whereas Main Street Revolution supports small-scale entrepreneurs in the U.S. by providing them a national customer base. Overstock has additional community-focused initiatives such as a Farmers Market and pet adoptions.  Forbes ranked Overstock in its list of the Top 100 Most Trustworthy Companies in 2014. Overstock sells internationally under the name O.co.  Overstock (http://www.overstock.com and http://www.o.co) regularly posts information about the company and other related matters under Investor Relations on its website.

About ETC

Electronic Transaction Clearing, Inc. (“ETC”), a Los Angeles-based registered US brokerage and clearing firm and subsidiary of ETC Global Group.  ETC is a preeminent brokerage and clearing group, which offers sophisticated clearing, settlement and custodial services to securities industries participants, such as broker-dealers, ATS’s (alternative trading systems), routing firms, professional trading firms, black-box trading firms and hedge funds.  Since its regulatory approval in July 2009, the Firm routinely has cleared a significant percentage of all US daily equities share volumes.  ETC US is a member of FINRA, SIPC and all major US stock exchanges.

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O, Overstock.com, O.com, O.co, Club O, Main Street Revolution, Worldstock Fair Trade, Worldstock, and OVillage are registered trademarks. O.biz, Club O Dollars, and OGlobal are trademarks of Overstock.com, Inc. The Overstock.com, Club O, and Worldstock Fair Trade logos are also registered trademarks of Overstock.com, Inc. Other service marks, trademarks and trade names which may be referred to herein are the property of their respective owners.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include all statements other than statements of historical fact.  Additional information regarding factors that could materially affect results and the accuracy of the forward-looking statements contained herein may be found in the Company’s Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 4, 2016, and any subsequent filings with the SEC.

Overstock.com, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for any securities offered pursuant to the registration statement, and other documents that Overstock.com, Inc. has filed or files in the future with the SEC for more complete information about Overstock.com, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Overstock.com, Inc. will arrange to send you the prospectus if you request it by calling 1-801-947-5409.